LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

07023228

SUPPL

May 3, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of May 3, 2007

- **Legacy Hotels Real Estate Investment Trust Reports First Quarter Results**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

5/7

TORONTO DOMINION CENTRE
100 WELLINGTON ST. W. SUITE 2000
TORONTO, ONTARIO M5K 1H1
T 416 860 6100 F 416 860 6101

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: P. McMullan
Paula A. McMullan
Secretary

Enclosure

TORONTO DOMINION CENTRE
100 WELLINGTON ST. W. SUITE 2000
TORONTO, ONTARIO M5K 1H1
T 416 860 6100 F 416 860 6101

File No. 82-34729

LEGACY HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS FIRST QUARTER RESULTS

- Hotel EBITDA up 50% -

TORONTO, May 3, 2007 – Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") (TSX: LGY.UN) today announced its financial results for the quarter ended March 31, 2007. All amounts are in Canadian dollars unless otherwise indicated.

"Building on the strength of our 2006 performance, first quarter operating results improved in every measure of performance driven by a 7.5% improvement in comparable revenue per available room ("RevPAR"). This top-line improvement contributed to a 50% growth in first quarter hotel EBITDA, most notable given the strength of the prior year's results," said Neil J. Labatte, Legacy's President and Chief Executive Officer. "Our portfolio continues to show strength across the leisure and business customer segments, contributing to a 2.0 point improvement in occupancies during the quarter."

First Quarter Highlights

- First quarter comparable portfolio RevPAR[1] increased 7.5% as a result of a 4.1% improvement in average daily rate[1] ("ADR") and a 2.0- point increase in occupancy. RevPAR for the Fairmont and Delta managed portfolios grew 6.8% and 9.5%, respectively.
- Revenues increased 10.1% driven by the RevPAR growth and the addition of the Delta Bow Valley hotel.
- Hotel EBITDA[1] grew 51.1% to $19.8 million, benefiting from a 310 basis point margin improvement.
- Diluted distributable income (loss)[1] improved over 50% to a loss of $0.08 per unit compared to a loss of $0.17 per unit in the prior year.
- Diluted funds from operations[1] ("FFO") improved 70% to a loss of $0.03 per unit compared to a loss of $0.10 per unit in the prior period.
- Over 95% of Legacy's maturing convertible debentures were converted to equity during the past six months, improving Legacy's overall debt to asset leverage to 40.6%.
- In February 2007, Legacy successfully refinanced a $115.0 million mortgage, resulting in approximately $0.5 million in annual interest savings.
- In March 2007, Legacy acquired the fee interest in the Delta Beausejour hotel for approximately $21.9 million, inclusive of closing costs. The acquisition was financed by a $25.0 million mortgage on the property. This transaction combines Legacy's existing leasehold interest in the property, improves the Trust's long-term position in the asset and is expected to be beneficial to cash flow and earnings.
- In March 2007, Legacy announced that its Board of Trustees formed a Special Committee to evaluate strategic alternatives to maximize value for unit holders.

---

[1] See Non-GAAP Financial Measures

The first quarter is traditionally Legacy's lowest earnings period. Given the seasonality of the portfolio, the first quarter is not indicative of results for the full year with the second and third quarters typically contributing the majority of Legacy's annual earnings. Legacy has historically incurred a loss in its first quarter.

"The positive trends which benefited our portfolio in 2006 are continuing into 2007 as demonstrated by our first quarter performance. We expect to continue to benefit from these trends through the balance of the year, yet remain cautious on the U.S. leisure customer, particularly in the summer months," said Labatte. "Looking ahead, overall lodging fundamentals remain positive driven by expectations of further demand growth and limited near-term supply. Based on our belief that continued growth and value enhancing opportunities exist within the portfolio, our Board of Trustees is undertaking a strategic review to determine the best avenue for the Trust to realize this value."

On March 27, 2007, the Canadian Minister of Finance released draft legislation to implement changes, originally announced on October 31, 2006, regarding the taxation of certain listed Canadian trusts ("SIFT trusts") and partnerships. The definition of a taxable "SIFT trust" excludes a trust that is a "real estate investment trust" that satisfies a number of conditions. It is possible that there will be changes to the draft legislation before enactment. As presently drafted, Legacy will not meet all of the exclusionary conditions and will, therefore, be a SIFT trust. Accordingly, absent a restructuring, Legacy would become taxable in 2011.

Legacy will host a conference call on Thursday May 3, 2007 at 2:00 p.m. Eastern Time to discuss these results. Please dial 416-641-6105 or 1-866-696-5895 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available through to May 10, 2007. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3220747.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on Legacy's website until Legacy's next earnings conference call.

Legacy has published a Supplemental Information Package for the three months ended March 31, 2007, which provides a summary of corporate and portfolio data. Investors are encouraged to access the Supplemental Information Package on Legacy's website at www.legacyhotels.ca, located on the Investor Information page in the "Reporting – Quarterly Reports" section. The Supplemental Information Package will also be provided upon request. Requests may be made by e-mail to investor@legacyhotels.ca or by phoning 1-866-627-0641.

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units trade on the Toronto Stock Exchange under the symbol LGY.UN.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2007

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim unaudited consolidated financial statements and notes contained herein. The interim consolidated financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust")are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements and MD&A are presented in millions of Canadian dollars unless otherwise stated. This MD&A is dated May 3, 2007.

Forward-Looking Statements

This MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Please refer to Legacy's Annual Information Form, dated March 27, 2007, which can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR"), for a list of the risks inherent in the activities of the Trust. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Legacy uses non-GAAP financial measures to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. A discussion of non-GAAP financial measures used by the Trust, including a reconciliation to GAAP financial measures, can be found under 'Non-GAAP Financial Measures'.

Additional Information

Additional information relating to the Trust can be found on SEDAR located at www.sedar.com.

Outlook

The Canadian and U.S. lodging industries are expected to show continued growth over the next several years. For 2007, industry experts in Canada and the U.S. forecast revenue per available room ("RevPAR") growth within the higher segments at approximately 3% and 7%, respectively.

Overall supply growth of luxury and first-class hotels is projected to remain low in the next two to three years. There has been new luxury supply announced in certain of Legacy's markets, notably Seattle, Vancouver, and Toronto. This supply will typically take two to four years to come to the market. Some of this planned supply may not ultimately come to market. Given the high cost of construction, new supply in the luxury sector is an indication of the perceived strength of the lodging industry over the next several years.

Incremental revenue drives substantial improvements in margins and profitability due to the industry's high operating leverage, particularly in the luxury and first-class segments. The inherent leverage in Legacy's operations resulting from an improving lodging environment should enable the Trust to deliver distributable income growth for unitholders.

Corporate Developments

Legacy's $150 million 7.75% convertible debentures matured on April 1, 2007. During the first quarter, $92.7 million of principal amount of the convertible debentures was converted into 10.6 million Legacy units at the debenture holders' option. Debentures totalling $5.9 million remained outstanding at March 31, 2007 and were repaid at maturity.

In March 2007, Legacy's Board of Trustees formed a Special Committee of five independent Trustees to advise the Board on strategic alternatives to maximize value for unit holders, which may include the sale of the Trust. The Board of Trustees has not set any deadline for completing its review, and may ultimately determine that its current business plan is the best means to build and deliver unit holder value.

In March 2007, Legacy acquired the fee interest in the 310-room Delta Beausejour hotel in Moncton for approximately $21.9 million, including closing costs. The acquisition was financed by a $25.0 million mortgage on the property. Incremental mortgage proceeds will be used to partially fund a $6.0 million capital investment program at the hotel.

In February 2007, Legacy completed a $115.0 million floating rate mortgage refinancing for Fairmont The Queen Elizabeth in Montreal. Proceeds were used to satisfy the existing $91.0 million mortgage maturity, and for general corporate purposes. Notwithstanding the interest on the incremental mortgage proceeds, this refinancing represents annual net interest savings of almost $0.5 million given the approximate 2% interest rate reduction.

Results of Operations

The following table reflects certain line items from the Statement of Operations and other significant operating statistics.

FINANCIAL HIGHLIGHTS	Three months ended March 31 (unaudited) 2007	2006
Comparable Operating Statistics[1]		
Revenue per available room ("RevPAR")	$ **102.85**	$ 95.69
Average daily rate ("ADR")	$ **163.50**	$ 157.08
Occupancy	**62.9%**	60.9%
Operating Results (in millions, except per unit amounts)		
Revenues	$ **174.9**	$ 158.8
Hotel EBITDA[1]	**19.8**	13.1
Net income (loss)	**(19.3)**	(24.1)
Distributable income (loss)[1]	**(9.4)**	(17.6)
Funds from operations[1] ("FFO")	**(1.9)**	(10.7)
Diluted net income (loss) per unit	$ **(0.19)**	$ (0.27)
Diluted distributable income (loss)[1] per unit	**(0.09)**	(0.17)
Diluted FFO[1] per unit	**(0.03)**	(0.10)
Distributions declared per unit	**0.08**	0.08

1 – See Non-GAAP Financial Measures

THREE MONTHS ENDED MARCH 31, 2007

Revenues

First quarter revenues increased 10.1%, or $16.1 million, to $174.9 million. Revenues benefited from a 7.5% increase in RevPAR this quarter driven by a 4.1% increase in ADR accompanied by a 2.0 point improvement in occupancy. In addition, the acquisition of the Delta Bow Valley hotel in September of 2006 contributed to the quarter's year-over-year revenue growth.

Revenue by customer type. Customers are classified along two broad categories: business and leisure, and further subdivided based on whether guests are travelling individually (transient) or as part of a group.

The business group customer continued to show year-over-year revenue growth this quarter, benefiting from strength in various markets across the portfolio. The strong group demand limited business transient availability over certain high occupancy dates but enabled good ADR growth from this customer group. The leisure segment also showed good revenue growth with overall ADR and demand improving this quarter. Domestic leisure demand continues to lead this growth.

Overall demand is expected to continue to improve through the balance of the year yet caution remains with respect to the U.S. leisure customer, particularly during the summer months.

Revenue by geographic region. Legacy owns a portfolio of 25 hotels, 23 of which are located in 13 Canadian cities. The remaining two assets are located in the U.S., specifically, Washington, D.C. and Seattle, Washington.

2007 Regional RevPAR for comparable portfolio	Q1 Variance
British Columbia	+5.2%
Alberta, Saskatchewan and Manitoba	+11.0%
Ontario and Quebec	+6.7%
Atlantic Canada	+8.8%
United States (Cdn $)	+6.1%

All regions showed positive RevPAR growth. The Alberta, Saskatchewan and Manitoba region continues to lead growth throughout the portfolio. Growth in Western Canada is dominated by rate strength with modestly lower occupancies this quarter given lower convention activity in Vancouver and Calgary as compared to the prior year. Central and eastern Canadian regions experienced combinations of rate and occupancy improvement. The U.S. region improvement was primarily occupancy driven.

Revenue by brand. Legacy owns 13 Fairmont managed assets representing approximately two-thirds of its room inventory and contributing about 75% of revenues for the Trust. Legacy also owns 12 Delta managed assets representing one-third of its room inventory and contributing about 25% of Legacy's annual revenues. The Fairmont managed assets generally consist of larger assets in larger city centre locations. The Delta managed assets primarily consist of smaller assets in smaller city centre markets.

2007 Brand RevPAR for comparable portfolio	Q1 Variance
Fairmont	+6.8%
Delta	+9.5%

First quarter RevPAR growth was positive across Legacy's Fairmont and Delta portfolio of managed assets. Delta benefited from the relative contribution and strength of its western portfolio, notably the Delta Bessborough in Saskatoon, which showed RevPAR growth of over 30% during the first quarter.

Operating Expenses

First quarter operating expenses increased $8.8 million or 7.0%. Expenses primarily reflect additional costs incurred as a result of the 2.0 point improvement in occupancy along with the addition of the Delta Bow Valley hotel. The strong first quarter revenue growth contributed to a 230 basis point operating margin improvement to 23.0% (2006 – 20.7%).

Expenses also include base and incentive management fees, which are incurred based on the operating performance of the hotels. Total hotel management fees as a percentage of total revenues remained relatively unchanged at 3.0% (2006 – 3.1%).

Property taxes, rent and insurance expense reflect the addition of the Delta Bow Valley hotel. Such costs through the balance of the portfolio were relatively unchanged. The leasehold rent associated with the Delta Beausejour was eliminated following the fee interest acquisition effective March 1, 2007. The annual lease rent approximated $ 1.7 million in 2006.

Hotel EBITDA

The higher gross operating profit contributed to a 51.1% improvement in hotel EBITDA, to $19.8 million. The revenue growth, combined with a high fixed cost component structure resulted in a 310 basis point increase in hotel EBITDA margin to 11.3% for the quarter (2006 – 8.2%).

Other Items

Amortization. Amortization expense increased $0.9 million to $20.1 million this quarter due to the Delta Bow Valley hotel acquisition as well as regular maintenance capital and modest profit-improving capital investment activity in the portfolio over the prior periods.

Trust Expenses. Trust expenses primarily consist of the advisory fees paid to Fairmont for operational and administrative services provided as well as employee salary and other expenses, corporate insurance, regulatory compliance costs, and professional fees. Trust expenses for the quarter increased by $2.0 million. This increase is primarily the result of higher compensation costs accrued under Legacy's unit-based long-term incentive plan given the appreciation in the value of Legacy's units since year-end.

Interest Expense, Net. Net interest expense of $16.1 million was down $4.1 million as compared to the prior quarter. Additional interest expense incurred relating to recent acquisitions and a debt refinancing was offset by reduced interest charges associated with the conversions of $144.0 million of Legacy's outstanding convertible debentures during the last two quarters. Under the terms of the Trust Indenture, holders of debentures who elected to convert their debentures were not entitled to accrued and unpaid interest. As a result, $1.7 million in interest accrued in the fourth quarter of 2006 was reversed in the first quarter of 2007. The quarter-over-quarter interest savings associated with these conversions and the accrued interest reversal approximated $4.6 million.

At March 31, 2007, Legacy's average interest rate was 7.2% (December 31, 2006 – 7.4%). Interest expense also includes amortization of convertible debenture issuance costs and debt issuance costs of $1.2 million (2006 - $1.4 million) for the quarter.

Income Tax Expense (Recovery). Federal tax legislation enacted in 2006 resulted in the elimination of the large corporations tax. The future tax recovery remained unchanged reflecting similar year-over-year performance from the U.S. subsidiary corporations, which accumulate tax losses during the initial periods after their acquisition. These losses will be applied against the subsidiaries' taxable income in future years.

Non-Controlling Interest. Non-controlling interest shown on the Consolidated Statements of Operations consists of the exchangeable shares' allocation of Legacy's first quarter net loss. Fairmont Hotels & Resorts Inc. ("FHR") owns all of the outstanding 4.9 million exchangeable shares (2006 – 14.7 million).

On June 30, 2006, FHR exercised its retraction right to convert two-thirds, or 9.8 million, of its exchangeable shares into units of Legacy. This non-cash transaction effectively reduced the non-controlling interest in Legacy to 4.9 million, or 4.1% of outstanding units at March 31, 2007. This change reduced the earnings allocated to non-controlling interest beginning in the third quarter of 2006.

Net Income (Loss). The first quarter is traditionally Legacy's lowest earnings period. Given the seasonality of the portfolio, the first quarter is not indicative of results for the full year. Legacy has historically incurred a loss in its first quarter. The stronger first quarter operating performance contributed to a $4.8 million improvement in the Trust's net earnings for the quarter. First quarter diluted net loss per unit improved to $0.19 (2006 – net loss per unit $0.27 per unit).

Quarterly Financial Results

Seasonality. Due to the seasonal nature of operations, financial results are not evenly distributed throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

(unaudited)	2007	2006			2005			
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Operating Statistics								
RevPAR	$102.85	$110.44	$147.16	$141.73	$95.69	$109.64	$146.23	$129.66
ADR	$163.50	$168.55	$194.28	$185.96	$157.08	$164.56	$188.43	$178.09
Occupancy	62.9%	65.5%	75.8%	76.2%	60.9%	66.6%	77.6%	72.8%
Operating Results (in millions)								
Total revenues	$174.9	$208.9	$223.0	$226.0	$158.8	$198.9	$221.6	$208.0
Hotel EBITDA	19.8	40.9	65.0	61.2	13.1	37.0	62.2	48.5
Net income (loss)	(19.3)	(2.6)	19.8	13.3	(24.1)	(5.5)	17.2	4.6
Distributable income (loss)	(9.4)	5.7	30.7	25.7	(17.6)	4.9	29.7	16.4
Funds from operations ("FFO")	(1.9)	14.8	40.3	35.6	(10.7)	12.7	37.9	23.7
Per Unit Results								
Diluted net income (loss)	(0.18)	(0.03)	0.20	0.15	(0.27)	(0.06)	0.19	0.05
Diluted distributable income (loss)	(0.08)	0.05	0.28	0.24	(0.17)	0.05	0.27	0.16
Diluted FFO	(0.03)	0.14	0.36	0.32	(0.10)	0.12	0.34	0.22
Distributions declared	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08

Liquidity and Capital Resources

Total liquidity including undrawn bank lines at March 31, 2007 approximated $158.3 million, compared to $144.6 million at December 31, 2006. This increase reflects higher cash balances on hand following recent incremental mortgage financings.

Operating Activities

For the three months ended March 31, 2007 cash generated by operating activities improved $2.6 million. Improved earnings were somewhat offset by reduced working capital contributions over the prior year relating to the reduction in the convertible debenture interest accruals.

Investing Activities

Legacy invests capital in its portfolio to maintain its assets, and pursue repositioning opportunities to enhance their competitive position. These investments provide some of the highest relative investment yields and ensure that the Trust's hotels are competitively positioned within their markets. As the lodging recovery continues to accelerate, Legacy will consider profit-improving investments in its portfolio over the next several years to take advantage of

market strengths and opportunities, as well as to better position its hotels against new supply and renovated competitive product.

Capital expenditures during the first quarter totalled $11.4 million. Year-to-date expenditures consisted primarily of normal course maintenance capital across the portfolio along with the start of the planned renovation at the Delta Bow Valley following its acquisition by the Trust.

First quarter investing activities include the acquisition of the fee interest in the Delta Beausejour for total considerations of $21.9 million. This acquisition was financed by mortgage financing on the property of $25.0 million. Incremental mortgage proceeds will be used to partially fund a $6.0 million capital investment program at the hotel.

Financing Activities

A first quarter distribution of $0.08 per unit (2006 - $0.08 per unit) was declared on March 21, 2007 and was paid in the second quarter of 2007. As a result, distributions did not impact cash flow during the first quarter.

First quarter mortgage principal payments totalled $4.5 million. The current portion of long-term debt in the amount of $32.7 million is comprised of scheduled mortgage principal amortization as well as the maturity of a mortgage in February 2008. Legacy's remaining $5.9 million in convertible debentures at March 31, 2007 matured on April 1, 2007 and were repaid with cash on hand.

Financing activities this quarter include the $115.0 million floating rate mortgage refinancing for Fairmont The Queen Elizabeth in Montreal. Proceeds were used to satisfy the existing $91.0 million mortgage maturity, and for general corporate purposes. In addition, financing activities include the $25.0 million financing on the Delta Beausejour noted under Investing Activities.

Management believes that Legacy has sufficient capacity to finance all of its planned operating activities, financial obligations, capital expenditures and distributions.

Unit Information

In millions (unaudited)	March 31, 2007	December 31, 2006
Units outstanding	**116.0**	105.3
Exchangeable shares	**4.9**	4.9
	120.9	110.2
Potential issuance of units:		
Conversion of convertible debentures (conversion price $8.75)	-[1]	11.2
Options outstanding (weighted average strike price $9.49)	**4.1**	4.3
	4.1	15.5

Note 1 - Debenture holders had until March 15, 2007 to elect to convert their debentures prior to the maturity date of April 1, 2007. The remaining $5.9 million in convertible debentures outstanding at March 31, 2007 were settled at maturity with cash on hand.

Non-GAAP Financial Measures

Included in this press release are certain non-GAAP financial measures, which are measures of Legacy's historical or future financial performance that are not calculated and presented in accordance with GAAP. These non-GAAP financial measures are unlikely to be comparable to similar measures presented by other entities. They are as follows: (i) comparable hotel statistics, (ii) hotel EBITDA, (iii) distributable income (loss), and (iv) funds from operations. The following discussion defines these terms and presents why management believes they are useful supplemental measures of Legacy's performance.

Comparable Hotel Operating Statistics
Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Management considers RevPAR, ADR and Occupancy to be meaningful indicators of hotel operations. RevPAR measures room revenues for comparable properties and is a commonly used measure within the hotel industry to evaluate hotel operations. RevPAR is defined as the product of the ADR charged and the average daily occupancy achieved.

RevPAR does not include revenues from food and beverage or other services provided by the hotels. Representing approximately 60% of total annual revenues, RevPAR is generally considered to be the leading indicator of operating performance at hotels. RevPAR changes driven by occupancy have different implications on overall revenues and operating income than do changes driven by ADR. Occupancy increases will generate additional incremental revenues such as food and beverage and will also result in higher room-related costs. ADR increases would not generate incremental revenue for ancillary services such as food and beverage, however, would not result in additional costs and therefore tend to have a greater impact on profitability.

For the periods presented, comparable hotel operating statistics exclude results from the Delta Bow Valley hotel since it was not part of the portfolio for the entire current and prior periods.

Hotel EBITDA
Hotel EBITDA is defined as income before interest, taxes, amortization, trust expenses and non-controlling interest. Hotel EBITDA is a commonly used measure of performance in the lodging industry, which, when considered with GAAP measures, gives management a more complete understanding of the Trust's ability to service debt, fund capital expenditures and pay cash distributions. It also facilitates comparisons between Legacy and its competitors. Management believes that hotel EBITDA is one of Legacy's key performance indicators since it helps management, lenders and investors evaluate the ongoing hotel operating profitability. Management considers hotel EBITDA to be a meaningful indicator of hotel operating performance.

Reconciliation of hotel EBITDA to net income (loss):

In millions		Three months ended March 31 (unaudited) 2007		2006
Hotel EBITDA	$	**19.8**	$	13.1
Deduct (add):				
Amortization of property and equipment		**20.1**		19.2
Trust expenses		**5.6**		3.6
Interest expense, net		**16.1**		20.2
Income tax expense (recovery), net		**(1.8)**		(1.8)
Net income (loss) before non-controlling interest		**(20.2)**		(28.1)
Non-controlling interest		**(0.9)**		(4.0)
Net income (loss)	$	**(19.3)**	$	(24.1)

Distributable Income (Loss)

Reported distributable income (loss) is calculated as net income (loss) before amortization, income taxes and special charges less the capital replacement reserve. Amortization of property and equipment is replaced with the capital replacement reserve, which is established by the Trust. Prior period cash receipts from FHR relating to management contracts for the two U.S. hotels was taxable and was therefore included in the calculation of distributable income (loss). For accounting purposes, this amount is deferred and amortized as a reduction in hotel management fee expense over the life of the respective management contracts.

Distributable income (loss) under the Declaration of Trust, as distinct from reported distributable income (loss), may reflect additional provisions, reserves and adjustments determined by the Trustees in their discretion.

Distributable income (loss) per unit is based on the average number of units and exchangeable shares outstanding on each distribution record date during the period. This provides a better reflection of the income (loss) distributable to unitholders at each distribution date than the weighted-average method.

Distributable income (loss) and distributable income (loss) per unit have been calculated as follows:

In millions, except per unit amounts	Three months ended March 31 (unaudited) 2007	2006
Net income (loss)	$ **(19.3)**	$ (24.1)
Add (deduct):		
Non-controlling interest	**(0.9)**	(4.0)
Amortization of property and equipment	**20.1**	19.2
Income tax expense (recovery), net	**(1.8)**	(1.8)
Cash receipt on management contract, net	**(0.1)**	(0.1)
Accretion of convertible debenture issuance cost	**0.2**	0.3
Capital replacement reserve	**(7.6)**	(7.1)
Distributable income (loss)	$ **(9.4)**	$ (17.6)
Basic units outstanding (millions)	**120.9**	104.1
Dilutive effect of convertible debentures (millions)	**0.7**	-
Dilutive effect of unit options (millions)	**0.7**	-
Diluted units outstanding (millions)	**122.3**	104.1
Diluted distributable income (loss) per unit	$ **(0.09)**	$ (0.17)
Distributions declared per unit	$ **0.08**	$ 0.08

For the three months ended March 31, 2007, debentures convertible into 0.7 million units and the associated distributable income (loss) impact were included in the computation of diluted net loss per unit because their effect was dilutive. For the three months ended March 31, 2006, debentures convertible into 17.1 million units and the associated distributable income (loss) impact were excluded from the computation of diluted distributable income (loss) per unit because their effect was not dilutive.

The following table reconciles cash flows from operating activities to distributable income (loss) in accordance with Canadian Securities Administrators Staff Notice 52-306 (Revised) Non-GAAP Financial Measures. Management considers distributable cash to be equivalent to distributable income (loss). The reconciliation consists primarily of the capital replacement reserve and items which do not involve cash flow.

As noted under the 'Seasonality' section, due to the seasonal nature of operations, financial results are not evenly distributed throughout the year. The first quarter is traditionally Legacy's lowest earnings period typically generating negative cash flow. Short-term seasonal fluctuations are funded through cash on hand or available credit facilities. For the year ended December 31, 2006, Legacy's distributable income exceeded distributions paid over the same period. The excess was used for corporate purposes.

In millions		Three months ended March 31 (unaudited) 2007		2006
Cash flow from operations	$	**2.1**	$	(0.5)
Add (deduct):				
Changes in non-cash operating working capital		**(2.1)**		(8.8)
Amortization of deferred financing costs		**(1.2)**		(1.4)
Cash receipt on management contract, net		**(0.1)**		(0.1)
Other		**(0.5)**		0.3
Capital replacement reserve		**(7.6)**		(7.1)
Distributable income (loss)	$	**(9.4)**	$	(17.6)
Distributions declared	$	**9.6**	$	8.0

Funds from Operations ("FFO")

The Real Property Association of Canada ("REALpac"), defines FFO as net income (loss), excluding gains (or losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, future income taxes and after adjustments for equity accounted entities and non-controlling interests. Legacy presents FFO per unit calculated as FFO divided by the weighted-average number of fully diluted units and exchangeable shares outstanding during the period.

Legacy believes that FFO per diluted unit is a useful supplemental measure of the Trust's operating performance and that the presentation of FFO per diluted unit, when combined with the primary GAAP presentation of net income (loss) per unit, provides beneficial information to investors. By excluding the effect of real estate amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of limited significance in evaluating current performance, management believes that such a measure can facilitate comparisons of operating performance between periods and with other real estate investment trusts ("REIT").

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by REALpac in its November 2004 "White Paper on Funds From Operations", since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, REALpac adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance. FFO is not intended to be used as a measure of the cash generated by Legacy, nor its distribution paying capacity.

FFO and FFO per unit have been calculated as follows:

In millions, except per unit amounts		Three months ended March 31 (unaudited) 2007		2006
Net income (loss)	$	**(19.3)**	$	(24.1)
Add (deduct):				
Non-controlling interest		**(0.9)**		(4.0)
Amortization of property and equipment		**20.1**		19.2
Future income tax expense (recovery)		**(1.8)**		(1.8)
FFO	$	**(1.9)**	$	(10.7)
Diluted units outstanding (millions)		**114.3**		104.2
Diluted FFO per unit	$	**(0.03)**	$	(0.10)

Contacts: Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in millions of Canadian dollars)
(Unaudited)

	March 31, 2007 (Unaudited)	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 26.9	$ 12.3
Restricted cash (note 3)	6.7	7.5
Accounts receivable	47.9	55.6
Inventory	5.6	5.7
Prepaid expenses	8.6	4.9
	95.7	86.0
Property and equipment	1,747.1	1,734.9
Other assets (note 2)	3.9	13.3
Future income taxes	15.0	13.6
Goodwill	35.4	35.4
	$ 1,897.1	$ 1,883.2
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 95.6	$ 94.7
Accrued distributions and dividends	9.6	-
Current portion of long-term debt (notes 2 and 5)	32.7	109.4
Convertible debentures (notes 2 and 6)	5.9	98.6
	143.8	302.7
Long-term debt (notes 2, 5 and 10)	894.4	784.7
Other liabilities	28.9	30.8
Future income taxes	31.1	31.4
	1,098.2	1,149.6
NON-CONTROLLING INTEREST	31.9	33.2
UNITHOLDERS' EQUITY	767.0	700.4
	$ 1,897.1	$ 1,883.2

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in millions of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended March 31, 2007	2006
Revenues		
Room	$ 102.5	$ 92.5
Food and beverage	62.2	56.5
Other	10.2	9.8
	174.9	158.8
Operating expenses	134.7	125.9
Gross operating profit	40.2	32.9
Hotel management fees	5.2	4.9
Property taxes, rent and insurance	15.2	14.9
Operating income from hotel operations before undernoted items	19.8	13.1
Other expenses		
Amortization of property and equipment	20.1	19.2
Trust expenses	5.6	3.6
	25.7	22.8
Loss before interest expense and income tax expense and non-controlling interest	(5.9)	(9.7)
Interest expense, net (notes 2 and 6)	16.1	20.2
Loss before income tax recovery and non-controlling interest	(22.0)	(29.9)
Future income tax recovery	(1.8)	(1.8)
Loss before non-controlling interest	(20.2)	(28.1)
Non-controlling interest	(0.9)	(4.0)
Net loss for the period	$ (19.3)	$ (24.1)
Basic net loss per unit (note 9)	$ (0.18)	$ (0.27)
Diluted net loss per unit (note 9)	$ (0.19)	$ (0.27)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Unitholders' Equity and Comprehensive Loss
(Stated in millions of Canadian dollars)
(Unaudited)

	Number of Units (millions)	Cumulative Capital	Contributed Surplus	Unitholder Conversion Rights on Convertible Debentures	Cumulative Net Income	Cumulative Distributions	Cumulative Distributions in Excess of Net Income	Accumulated Other Comprehensive Loss	Cumulative Distributions in Excess of Comprehensive Loss	Total Unitholders' Equity	Comprehensive Loss
Unitholders' equity, December 31, 2006	105.3	$ 916.3	$ 0.3	$ 1.0	$ 204.3	$ (374.9)	$ (170.6)	$ (46.6)	$ (217.2)	$ 700.4	
Change in accounting policy for financial instruments (note 2)					1.8		1.8		1.8	1.8	
Unitholders' equity, January 1, 2007	105.3	$ 916.3	$ 0.3	$ 1.0	$ 206.1	$ (374.9)	$ (168.8)	$ (46.6)	$ (215.4)	$ 702.2	
Net loss for the period					(19.3)		(19.3)		(19.3)	(19.3)	$ (19.3)
Change in foreign currency translation								(0.4)	(0.4)	(0.4)	(0.4)
Distributions payable						(9.3)	(9.3)		(9.3)	(9.3)	
Unit options exercised	0.1	1.1								1.1	
Conversion of convertible debentures (note 6)	10.6	93.6		(0.9)						92.7	
Comprehensive loss for the period											$ (19.7)
Unitholders' equity, March 31, 2007	116.0	$ 1,011.0	$ 0.3	$ 0.1	$ 186.8	$ (384.2)	$ (197.4)	$ (47.0)	$ (244.4)	$ 767.0	

	Number of Units (millions)	Cumulative Capital	Contributed Surplus	Unitholder Conversion Rights on Convertible Debentures	Cumulative Net Income	Cumulative Distributions	Cumulative Distributions in Excess of Net Income	Accumulated Other Comprehensive Loss	Cumulative Distributions in Excess of Comprehensive Loss	Total Unitholders' Equity	Comprehensive Loss
Unitholders' equity, December 31, 2005	89.4	$ 795.8	$ 0.3	$ 1.5	$ 197.9	$ (343.5)	$ (145.6)	$ (46.5)	$ (192.1)	$ 605.5	
Net loss for the period					(24.1)		(24.1)		(24.1)	(24.1)	$ (24.1)
Change in foreign currency translation								0.1	0.1	0.1	0.1
Distributions payable						(7.2)	(7.2)		(7.2)	(7.2)	
Comprehensive loss for the period											$ (24.0)
Unitholders' equity, March 31, 2006	89.4	$ 795.8	$ 0.3	$ 1.5	$ 173.8	$ (350.7)	$ (176.9)	$ (46.4)	$ (223.3)	$ 574.3	

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in millions of Canadian dollars)
(Unaudited)

	Three months ended March 31, 2007	2006
Cash provided by (used in):		
OPERATING ACTIVITIES		
Net loss for the period	$ **(19.3)**	$ (24.1)
Items not affecting cash		
Amortization of property and equipment	**20.1**	19.2
Amortization of convertible debenture issuance costs and accretion to the face amount of the principal	**0.2**	0.3
Non-controlling interest	**(0.9)**	(4.0)
Future income taxes	**(1.8)**	(1.8)
Other	**1.7**	1.1
Changes in non-cash working capital (note 7)	**2.1**	8.8
	2.1	(0.5)
INVESTING ACTIVITIES		
Acquisition (note 10)	**(21.9)**	-
Additions to property and equipment	**(11.4)**	(8.8)
Proceeds from sale of property and equipment	**0.2**	-
Decrease (increase) in restricted cash	**0.9**	(1.2)
Increase in other assets	**(0.9)**	(1.2)
	(33.1)	(11.2)
FINANCING ACTIVITIES		
Net proceeds from equity units	**1.1**	-
Net proceeds from mortgages (notes 5 and 10)	**140.0**	-
Repayment of mortgages (note 5)	**(91.0)**	-
Mortgage principal payments	**(4.5)**	(3.9)
	45.6	(3.9)
Translation adjustments affecting cash and cash equivalents	**-**	0.1
Increase (decrease) in cash and cash equivalents during the period	**14.6**	(15.5)
Cash and cash equivalents - beginning of period	**12.3**	18.6
Cash and cash equivalents - end of period	$ **26.9**	$ 3.1
SUPPLEMENTAL DISCLOSURE		
Income taxes paid	**0.1**	0.4
Interest paid	**16.5**	15.8

Legacy Hotels Real Estate Investment Trust
Notes to Interim Consolidated Financial Statements
(Stated in millions of Canadian dollars except per unit amounts)
(Unaudited)

1 Legacy Hotels Real Estate Investment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 25 hotels of which 23 hotels are located in 13 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who, as at March 31, 2007, own an approximate 20% interest in Legacy.

2 These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2006 audited consolidated financial statements, except as discussed below.

Financial Instruments

Effective January 1, 2007, Legacy adopted The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1530, *Comprehensive Income*; Section 1651, *Foreign Currency Translation*; Section 3251, *Equity*; Section 3855, *Financial Instruments - Recognition and Measurement*; Section 3861, *Financial Instruments - Disclosure and Presentation* and Section 3865, *Hedges*. The prospective adoption of these new standards resulted in changes in the accounting and presentation for financial instruments as well as the recognition of certain transition adjustments that have been recorded in opening equity as described below. Consistent with the implementation requirements of these new standards, the comparative period has been restated to reflect changes in foreign currency translation of self-sustaining operations as other comprehensive income (loss). The principal changes due to the adoption of these accounting standards are described below.

Upon transition to the new standards on January 1, 2007, Legacy reclassified deferred financing charges net of accumulated amortization totaling $11.0, previously included in other assets on Legacy's balance sheet to net against the corresponding principal amounts of current and long-term portions of long-term debt totalling $2.6 and $8.4, respectively, in the liabilities section of the balance sheet. Amortization was recalculated for each debt instrument using the effective interest rate method from inception of the debt and an adjustment has been made to the opening cumulative net income in the amount of $1.8. As required, these standards have been applied as an adjustment to opening equity and accumulated other comprehensive income ("AOCI"). Prior period balances have not been restated.

The following table summarizes the transitional impact of adopting these standards as at January 1, 2007.

		As at December 31, 2006		Adjustment upon adoption of new standards		As at January 1, 2007
ASSETS						
Other assets						
Net deferred financing charges	$	9.2	$	(9.2)	$	-
Other		4.1		-		4.1
	$	13.3	$	(9.2)	$	4.1
LIABILITIES						
Current portion of long-term debt	$	109.4	$	(2.6)	$	106.8
Long-term debt	$	784.7	$	(8.4)	$	776.3
UNITHOLDERS' EQUITY						
Cumulative net income	$	204.3	$	1.8	$	206.1
Cumulative foreign currency translation adjustments	$	(46.6)	$	46.6	$	-
name changed to:						
Accumulated other comprehensive loss	$	-	$	(46.6)	$	(46.6)

The following summarizes the revised CICA Handbook sections noted above.

Section 1530, Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). OCI is a new requirement to temporarily present certain gains and losses from changes in fair value outside of net income. It includes unrealized gains and losses, such as gains and losses on foreign currency translation with respect to self-sustaining foreign operations. Comprehensive income and its components are presented in the consolidated statements of unitholders' equity and comprehensive loss.

Section 3251, Equity

Section 3251 describes disclosure requirements for equity and changes in equity as a result of the new requirements of Section 1530, including the changes in equity arising from OCI. Accumulated changes in OCI are included in AOCI which are presented in the consolidated statement of unitholders' equity and comprehensive loss as a separate component of unitholders' equity.

Section 3855, Financial Instruments - Recognition and Measurement/Section 3861, Financial Instruments - Disclosure and Presentation

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose, for which the financial instruments were acquired or issued, their characteristics and Legacy's designation of such instruments.

The standards require that all financial assets be classified either as held-for-trading, available-for-sale, held-to-maturity or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held-to-maturity and available-for-sale financial assets that do not have quoted market prices in an active market. Settlement date accounting continues to be used for all financial assets, except changes in fair value between the trade date and settlement date are reflected in the statement of operations for held-for-trading financial assets, while changes in fair value between trade date and settlement date are reflected in OCI for available-for-sale financial assets.

Financial liabilities can be clasified as either held-for-trading or other liabilities. After initial recognition, an entity should measure all financial liabilities at amortized cost using the effective interest method, except for financial liabilites that are classified as held-for-trading, including derivatives, which should be measured at their fair values.

Held-for-trading

Held-for-trading assets and liabilities are measured at fair value at the balance sheet date. Interest earned, interest accrued, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in interest income or expense. Speculative financial assets or liabilities, other than loans or receivables, and derivative instruments are accounted for as held-for-trading financial assets or liabilities unless the derivative is linked to, and must be settled with equity instruments of another entity whose fair value cannot be reliably measured. In addition, if the fair value of a non-derivative instrument is reliably measurable, Legacy may elect to designate it as held-for-trading at the time of its initial recognition. The designation for this instrument is irrevocable.

Financial liabilities designated at fair value are those non-derivative financial liabilities that Legacy elects to designate on initial recognition as instruments that it will measure at fair value through the statement of operations. These are accounted for in the same manner as held-for-trading financial assets. Legacy has not designated any non-derivative financial liabilities as fair value financial liabilities. Legacy has no held-for-trading assets or speculative assets as at March 31, 2007 and December 31, 2006.

Available-for-sale

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale, or that are not classified as loans and receivables, held-to-maturity investments or held-for-trading. Available-for-sale financial assets are carried at fair value with unrealized gains and losses, included in OCI until realized when the cumulative gain or loss is recorded in the statement of operations. Legacy has not designated any financial assets as available-for-sale.

Held-to-maturity

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. After initial recognition at fair value, these financial assets are measured at amortized cost.

Loans and receivables

Loans and receivables are non-derivative financial assets that are initially recognized at fair value and thereafter are accounted for at cost or amortized cost.

Other liabilities

Other liabilities are non-derivative financial liabilities that are initially recognized at fair value and thereafter are recorded at amortized cost and include all liabilities, other than derivatives or liabilities to which the fair value designation has been applied.

The following is a summary of the accounting model Legacy has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007:

Held-for-trading

- Cash and cash equivalents and restricted cash are classified as held-for-trading. Changes in fair value for the period are recorded in earnings as interest income.

Loans and receivables

- Accounts receivable are classified as loans and receivables.

- Amounts due from related parties are accounted for on recognition in accordance with Section 3840, *Related Party Transactions* and subsequently classified as loans and receivables.

Other liabilities

- Accrued distributions and dividends and accounts payable and accrued liabilities are accounted for as other liabilities.

- Amounts due to related parties are accounted for on recognition in accordance with Section 3840, *Related Party Transactions* and subsequently classified as other liabilities.

- Long-term debt is accounted for as other liabilities at amortized cost.

Derivatives

Derivatives are carried at fair value and are reported as assets where they have a posititve fair value and as liabilities where they have a negative fair value. The change in fair value during the period is recorded in earnings. At March 31, 2007 and December 31, 2006, there were outstanding derivatives relating to the prepayment options on Legacy's Canadian-held mortgages and a US$12.0 floating rate mortgage, to which management has attributed a nominal fair value.

Embedded derivatives

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free-standing derivative; and the combined instrument or contract is not measured at fair value, with changes in fair value recognized in the statement of operations. These embedded derivatives are measured at fair value with changes therein recognized in the statement of operations.

Transaction costs

Transaction costs, debt premiums or discounts and financing costs are netted against the carrying value of the associated liability and then amortized over the expected life of the instrument using the effective interest method.

Determination of fair value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair values of financial instruments that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market data or transaction prices. A number of factors such as bid-offer spread, credit profile and model uncertainty are taken into account, as appropriate, when values are calculated using valuation techniques.

Section 3865, Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accouning to be applied and the accounting for each of the permitted hedging strategies: fair value hedges and cash flow hedges. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

Legacy does not have any outstanding hedging contracts as at March 31, 2007 and December 31, 2006.

Foreign currency translation

Section 1651 requires gains and losses arising from the translation of the financial statements of self-sustaining foreign operations be recognized as OCI and shown in the statement of equity as AOCI. Gains or losses are realized either as a result of the disposal of a portion or all of the self-sustaining foreign operation or when the economic environment of the foreign operation is highly inflationary relative to that of the reporting enterprise. Upon realization, gains or losses should be included in the determination of net income for the current period. Adoption of the new standard did not have an impact on Legacy's financial position, results of operations or cash flow.

3 Restricted cash relates to capital expenditure reserves pursuant to certain mortgage agreements.

4 Legacy has a secured revolving credit facility totalling $140.0 (December 31, 2006 - $140.0) designed to provide financing for operations, acquisitions and other capital investments. This credit facility is secured by eight of Legacy's properties. As at March 31, 2007, no amount was drawn on this facility (December 31, 2006 - $nil). Letters of credit amounting to $8.6 are outstanding at March 31, 2007 (December 31, 2006 - $8.1) against this facility. This facility matures in December 2007.

5 On February 9, 2007, Legacy completed the refinancing of the $91.0 mortgage which matured and was secured by the Fairmont Queen Elizabeth. This debt was replaced with a new $115.0 floating rate mortgage maturing June 1, 2010.

6 During the three months ended March 31, 2007, $92.7 principal amount of the 7.75% convertible debentures was converted into 10.6 million Legacy units. The convertible debentures subsequently matured on April 1, 2007. Legacy repaid the remaining principal of $5.9 upon maturity with cash on hand. For the three months ended March, 31 2007, net interest expense includes $1.7 in interest recovery (March 31, 2006 - $2.9 interest expense) relating to the convertible debentures and $0.2 (March 31, 2006 - $0.3) in amortization of convertible debenture issuance costs and accretion to the face amount of the principal. The $1.7 interest recovery occurred as a result of a reversal of the accrued interest payable as at December 31, 2006 relating to the $92.7 convertible debentures which were converted to equity during the three months ended March 31, 2007.

7 Changes in non-cash working capital

	Three months ended March 31, 2007	2006
Decrease in accounts receivable	$ **7.7**	$ 1.7
Decrease in inventory	**0.1**	-
Increase in prepaid expenses	**(3.7)**	(4.4)
Increase (decrease) in accounts payable and accrued liabilities	**(2.0)**	11.5
	$ **2.1**	$ 8.8

8 At March 31, 2007, Legacy has reciprocal loan agreements with FHR for US$86.6 (December 31, 2006 - US$86.6). The reciprocal loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements. Included in accounts receivable at December 31, 2006 was $1.9 owing by FHR. This amount was paid in full to Legacy during the first quarter of 2007.

9 Basic net loss per unit is based on the net loss allocable to unitholders divided by the weighted average number of units outstanding during the period. Diluted net loss per unit is based on the diluted net loss allocable to unitholders divided by the diluted weighted average number of units and exchangeable shares outstanding during the period, as follows:

	Three months ended March 31, 2007	2006
Net loss allocable to unitholders	$ **(19.3)**	$ (24.1)
Non-controlling interest	**(0.9)**	(4.0)
Part VI.1 deduction credit adjustment for non-controlling interest	**(0.1)**	(0.3)
Diluted net loss allocable to unitholders	$ **(20.3)**	$ (28.4)
Basic weighted average number of units outstanding (millions)	**108.0**	89.4
Dilutive effect of convertible debentures (millions)	**0.7**	-
Weighted average number of exchangeable shares outstanding (millions)	**4.9**	14.7
Dilutive effect of unit options (millions)	**0.7**	-
Diluted weighted average number of units (millions)	**114.3**	104.1

For the three months ended March 31, 2007, the dilutive effect of the convertible debentures was included in the computation of diluted net loss per unit. For the three months ended March 31, 2006, debentures convertible into 17.1 million units were excluded from the computation of diluted net loss per unit because their effect was antidilutive.

10 In February 2007, Legacy entered into a purchase and sale agreement to acquire the remaining interest of the Delta Beausejour in Moncton, New Brunswick. Legacy held the leasehold interest in the property until 2015. Effective March 1, 2007, Legacy acquired the assets and remaining interests in the property for a purchase price of $21.9, including transaction costs. The purchase was satisfied with cash on hand and proceeds from the existing credit facility. Legacy subsequently refinanced the property with a $25.0 floating rate mortgage, maturing April 1, 2010. A portion of the proceeds from the mortgage was used to repay the bank line credit facility.

The purchase price of this acquisition has been allocated to the identifiable assets acquired on the basis of their respective estimated fair value on the acquisition date as follows:

Land	$	4.4
Building		17.5
Cash consideration	$	21.9

11 Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2007.